May 22, 2006

VIA FEDERAL EXPRESS AND

EDGAR TRANSMISSION

Owen Pinkerton

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.20549-0303

Re:	Wilson Holdings, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed April 7, 2006
Registration No. 333-131486

Dear Mr. Pinkerton:

On behalf of our client, Wilson Holdings, Inc. (the “Company”), enclosed herewith for filing via EDGAR is pre-effective Amendment No.2 (“Amendment No.2”) to the above referenced Amendment No.1 to Registration Statement on Form S-1 (the “Registration Statement”). Signature pages to Amendment No.2 and the required consents of experts have been manually executed prior to the time of filing and will be retained by the Company for at least five years.

We are in receipt of your letter dated April 24, 2006 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement as filed April 7, 2006. On behalf of the Company, we hereby set forth the following information in response to the comments contained in the Staff’s April 24, 2006 letter. We have set forth below in bold and italics the comments made by the Staff. Following each comment is a response and/or summary of the action taken by the Company in response.

General

1.

We note your response to previous comment 3 and re-issue the comment. With respect to your Land Acquisition strategy, please specify how you intend to finance the bulk of your acquisitions. For example, disclose the percentage of land acquisitions you intend to finance under your Rolling Option. Please also tell us where you have addressed the last sentence of our previous comment 3 and provided all other information required by Items 102(b) and 102(c) of Regulation S-B.

“Previous comment 3.

Please provide the information required by Item 102(b) and 102(c) of Regulation, S-B. With respect to the requirements of Item 102(c), if you do not have a single property whose book value exceeds 10 percent or more of your total assets, please provide information regarding the nature and condition of the categories of real estate that you own.”

The Company has revised page 21 of Amendment No. 2 to specify how the Company will finance the bulk of its acquisitions and the percentage of land acquisitions the Company intends to finance with Rolling Options, which the Company anticipates to be approximately 5%. This is changed from earlier filings due to a change in the local lot supply. The Company anticipates utilizing conventional real estate loans for the bulk of its financing. In response to the Staff’s comment, the Company revised page 23 to address the last sentence of previous comment 3 and provide the information required by Items 102(b) and 102(c) of Regulation S-B, including the nature and condition of the categories of real estate that the Company owns.

Overview, page 3

2.	Please provide balance to your summary by briefly including a summary of the most material risk factors involved in the proposed offering.

In response to the Staff’s comment, the Company has revised page 4 of Amendment No.2 to summarize the most material risk factors involved in the proposed offering.

3.

In your response to previous comment 11, please specify here and on page 21 the percentage of assets allocated toward acquiring developed land versus acquiring underdeveloped or raw land. Specify also your intentions with respect to the other 25% of assets.

In response to the Staff’s comment, the Company has revised page 3 and page 21of Amendment No.2 to more clearly specify the percentage of “assets” allocated toward acquiring developed land versus raw land, and specify the Company’s intentions with respect to the other 25% of assets.

4.

We note the added disclosure on page 21 relating to how you generate revenue. Please expand the summary overview to disclose that revenues are derived from the sale of raw land and/or developed land and that, going forward, revenues are primarily expected to be generated only after developed homes are sold and developed costs and landowner ownership interests are allocated. In addition, briefly discuss the revenue derived from services you provide to homebuilders and disclose here and on page 21 the portion of revenue derived from each segment of your business for the most recent fiscal period.

In response to the Staff’s comment, the Company has revised pages 3 and 21 of Amendment No.2.

Risk Factors

We require substantial capital to pursue our operating strategy..., page 7

5.	Please quantify your planned use of leverage and state whether there are any limits under your charter on the amount of indebtedness you may incur as previously requested in our previous comment 23.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No.2 to quantify the Company’s planned use of leverage and disclose that there are no limits in the Company’s articles of incorporation on the amount of indebtedness the Company may incur.

6.

We note the added disclosure relating to the $6.7 million notes due September 30, 2006 and your intention to repay those notes from refinancing with a bank or joint venture in the event that you are unable to repay the balance through lot and land sales. To the extent that you have negotiated any such refinancing plans with a bank or joint venture entity to date, please so state.

In response to the Staff’s comment, the Company has updated the amounts throughout the document to reflect the amounts due as of March 31, 2006 and revised page 7 and other places, of Amendment No. 2 to disclose the progress made on the refinancing plans.

7.

In your response to previous comment 33 please revise to clarify our understanding that amounts drawn on your credit line are payable within one year. Please also disclose the amount currently owed on the credit line.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 2 to clarify that amounts drawn on the Company’s current credit line are payable within one year, and disclosed the amount currently owed on the credit line.

We utilize a “Rolling Option” as part of our strategy, and assume..., page 7

8.	Please disclose the approximate percentage of the sales price paid to landowners under this option.

The Company has revised page 7 of Amendment No. 2 to remove this risk factor, as the Rolling Option accounts for only approximately 5% of the Company’s financing. The approximate percentage of the sales price paid to landowners under one scenario of the Rolling Option is disclosed on page 21 of Amendment No. 2.

9.	Please expand your discussion under this risk factor to disclose the risks of construction that you undertake on properties not owned by the company.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 2 to remove this risk factor, as the Company is not doing any construction on land it does not own.

We may be at risk for loss for loans or advances to our customers, page 9

10. We note this added risk factor in response to previous comment 18. Please expand to disclose any limits on your option to offer surety or financing to your homebuilder customers. If not, please so state. Also you have not addressed whether you have the necessary licensing to conduct financing activities as previously requested. Finally, please clarify why you would suffer losses if the “funds advanced are not used for their intended purposes.”

In response to the Staff’s comment, the Company has revised page 9 of Amendment No. 2 to disclose the limits on the Company’s option to offer surety or financing to the Company’s homebuilder customers, to address the Company’s licensing requirements, and to clarify the Company’s risk of losses if the funds advanced are not used for their intended purposes.

Our chief executive officer is subject to a non-compete agreement..., page 9

11.  Please disclose when in 2007 the non-compete agreement is set to expire..

In response to the Staff’s comment, the Company has revised page 9 of Amendment No.2 to disclose that the non-compete is set to expire in June of 2007.

12.

We note the last sentence in this risk factor and your responses to previous comments 27, 28 and 29. Please clarify with a definitive statement in your Land Acquisition, Rolling Option, and Land Development and Related Services sections on pages 21 and 22 that you do not intend to engage in homebuilding.

In response to the Staff’s comment, the Company has revised pages 9 and 22 of Amendment No.2 to clarify that it does not intend to engage in homebuilding.

13.

In this regard, it appears that disclosure in your Rolling Option section on page 21 suggests that you may be receiving revenue from the sale of land “...as homes are sold.” Please advise us as to why you do not believe the Rolling Option may violate the terms of the non-compete agreement that provides that Mr. Wilson may not engage in the business of “ownership of dwelling units” among other things.

In response to the Staff’s comment, the Company believes that the Rolling Option does not violate the terms of the non-compete agreement because the Company owns only the land, neither builds the home, owns the home, or sells the home. Rolling options are simply a method of payment.

Our largest stockholder..., page 10

14.	As previously requested in comment 32, please revise the heading of this risk factor to clarify that your “largest shareholder” is your CEO..

In response to the Staff’s comment, the Company has revised page 10 of Amendment No.2 to clarify that the Company’s largest shareholder is the Company’s CEO.

We issued $10 million in convertible notes and if these notes are converted..., page 10

15.

We note your response to previous comment 21, please discuss the differences in the conversion price in the agreement for the convertible notes as compared to the actual “trading price” at the time the agreement was closed as well as the recent “trading price.” Please also provide us with the independent valuation of common stock you referenced in your response to previous comment 21.

        The Company raised $ 10 million in convertible debt on December 19, 2005. The conversion price for the convertible notes was a result of negotiations between the Company and the purchasers as to the fair market value of Company's common stock as of December 19, 2005 (100 shares were traded on December 9, 2005 at $4.50). In addition, prior to the consummation of the sale of the convertible debt, the Company was not successful in its efforts to raise equity from outside investors, including those who purchased the convertible notes, at a price per share above or equal to the conversion price of the convertible notes. Therefore,  the Company believes that the conversion price for the convertible debt more accurately reflects the fair market value of the Company's common stock than the trading price during that time period in the Over-The-Counter Bulletin Board.  Additionally, the Company considered the factors detailed below:

  Effective October, 1, 2005, Wilson Family Communities, Inc. became a wholly-owned subsidiary of Wilson Holdings, Inc. (f/k/a Cole Computer Corporation) through the merger of a wholly-owned subsidiary of Wilson Holdings, Inc. with Wilson Family Communities, Inc. As consideration for the above merger, the shareholders of Wilson Family Communities, Inc. were issued approximately 16.9 million shares of the common stock of Wilson Holdings, Inc., leaving approximately 800,000 shares in the hands of the (pre-merger) Wilson Holdings, Inc. stockholders. These approximately 800,000 shares, and these shares only, are available for trade on the Over-the-Counter Bulletin Board under the Company's symbol "WSHD.OB". The approximately 16.9 million shares issued to former stockholders of Wilson Family Communities, Inc are not registered and therefore are not freely tradable. Only approximately 800,000 shares of the approximately 17.7 million shares of common stock outstanding as of March 31, 2006 are currently available for trade on the Over-the-Counter Bulletin Board (i.e. approximately 4.5% of shares outstanding as of March 31, 2006).

  The Company carried out a review of historical trades on its common stock since inception (i.e. October 1, 2005 through December 31, 2006). Based on the review only approximately 13,171 shares of Company's common stock have been traded on the Over-the-Counter-Bulletin Board during the period stated above. Additionally only 300 shares were traded during the month of December 2005. Prices for these trades have varied significantly from approximately $ 2 per share to $ 13 per share and some prices in the higher ranges have represented only a single transaction (i.e. for example there was a trade for one share in December for $ 5 per share).

  Due to the thinly traded history of Company's common stock and the reasons stated above, the Company engaged a valuation firm, Rucci, Bardaro & Barrett PC, for valuation of Company's common stock as of : (i) December 19, 2005 (i.e. the closing date of the convertible debt raised by the Company); (ii) December 31, 2005; and (iii) March 31, 2006 (i.e. for purposes of valuation of the embedded derivatives relating to convertible debt raised by the Company). Based on the valuation carried out by the firm (their consent and a copy of the report is attached to the revised SB-2), the Company concluded that the thin trade history and liquidity discounts are significant and hence the current market value as reflected by trades on the Over-the-Counter Bulletin Board did not reflect the actual fair market value of the Company's common stock.

If we are unable to generate sufficient cash from operations..., page 11

16.

Please expand this risk factor to discuss the specific consequences that would occur if your cash from operations is insufficient to meet your obligations and development plans. For example, to the extend this could force you to sell lots at inopportune times, possibly at lower levels than expected, please discuss how this would affect your operations going forward.

In response to the Staff’s comment, the Company has revised page 11 of Amendment No.2 to discuss the specific consequences.

Our results of operation and financial condition are greatly affected by the performance of the real estate industry..., page 11

17.

It is unclear how you have revised the risk factor to combine it with the risk factor at the top of page 8 as indicated in your response to previous comment 37 since both risk factors continue to be presented separately. Please revise to delete one or the other since they both appear to convey the same risk or tell us how they are distinct.

In response to the Staff’s comment, the Company has deleted the risk factor referenced above.

We have anti-takeover provisions that could discourage..., page 11

18.

In response to previous comment 19, please specify which provisions of your charter could have the effect of deterring or preventing a change in control. To the extend that you intend to amend the charter to include additional provisions that will deter or prevent a change in control please so state. Please also tell us where you have filed the Cole Computer Corporation charter documents as exhibits. We note that certificates of incorporation and bylaws filed with your original Form 10-SB related to Pandora’s Golden Box. Cleary [sic] identify which organizational documents apply to your business.

In response to the Staff’s comment, the Company has revised page 11 of Amendment No.2 to describe the provisions of the Company’s certificate of incorporation that could have the effect of deterring or preventing a change in control. The certificate of incorporation and bylaws filed with the Company’s original Form 10-SB related to Pandora’s Golden Box are the Company’s charter documents.

Management Discussion and Analysis..., beginning on page 4.

19.

Please disclose the purchase price of the 736 acre land acquisition in June 2005 and whether you experienced gains or losses on the sale of certain undeveloped lots in the quarter ended September 30, 2005.

In response to the Staff’s comment, the Company has revised page 15 of Amendment No.2 to disclose the purchase price and gains or losses on the sale of certain undeveloped lots in the quarter ended September 30, 2005, and March 31, 2006.

20.	In the second paragraph under the heading “Land Sales and Development” on page 15, please clarify our understanding that you have earned no revenues from your homebuilding services to date.

In response to the Staff’s comment, the Company has revised page 15 of Amendment No.2 to disclose that the Company has earned no revenues from its homebuilding services to date.

21.

We note reference to expenses for a website and “establishing a presence on the internet” in your discussion of sales and marketing expenses in MD&A. Please disclose the web address and/or clarify the nature of such expenses.

In response to the Staff’s comment, the Company has revised pages 15-16 of Amendment No.2.

22.

We refer to your disclosure on page 17 indicating that you have drawn down approximately $253,000 from your credit line. Please revise so that this disclosure is consistent with your disclosure on page 32 that indicates that, as of March 31, 2006, you had drawn $847,000. In addition, please disclose when each draw must be repaid.

In response to the Staff’s comment, the Company has revised page 16 of Amendment No.2.

Contractual Obligations and Commitments, page 17

23.

We note your responses to comment 40. Please revise to include convertible debt payable along with any related derivative liabilities. Additionally, we are still unclear what consideration you gave to including the $10.2 million in commitments disclosed on page 16.

In response to the Staff’s comment, the Company has revised pages 17-18 of Amendment No.2. The Company considered 303(b)(1)(iii) of Regulation S-B, regarding material commitments for capital expenditures and has updated the amounts to reflect the current commitments.

Business, beginning on page 20

Homebuilder Services, page 23

24.	Expand your response to previous comment 41 to discuss the circumstances under which parties to the homebuilder service contracts may terminate their agreements.

The Company has revised page 23 of Amendment No. 2 to discuss the circumstances under which parties to the homebuilder service contracts may terminate their agreements.

Principal Stockholders, page 29.

25.

In the introductory paragraph to the table, please clarify whether the 860,000 shares of common stock underlying the options and the 5,000,000 shares of common stock underling the promissory notes are included the calculation of the total numbers of shares outstanding and whether they are then included in the table. If not, please disclose, if true, that these securities are not exercisable within 60 days.

In accordance with Rule 13d-3(d)(1), options to purchase shares of common stock are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed outstanding for the purpose of computing the percentage of class by any other person. The 5,000,000 shares of common stock issuable upon conversion of the promissory notes are likewise included for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed outstanding for the purpose of computing the percentage of class by any other person.

26.

We note your response to previous comment 50. Please advise us as to why the percentage of shares held by the principal stockholders exceeds 100% of the shares outstanding as of April 6, 2006. Please also provide a footnote that described the relationship between Tejas Securities Group and Mr. Gorman.

The percentage of shares disclosed as held by principal stockholders exceeds 100% of the shares outstanding as of April 6, 2006 because shares that are not outstanding have been included in the calculations pursuant to Rule 13d-3(d)(1). The relationship between Tejas Securities Group and Mr. Gorman has been disclosed on page 31 of Amendment No 2.

Selling Stockholders, page 30

27.

Your response to previous comment 53 suggests that John Gorman may be a broker dealer while the disclosure in footnote 6 identifies Mr. Gorman as an affiliate of a broker dealer. Please clarify the inconsistency. If Mr. Gorman is a broker dealer, you should revise to identify him as an underwriter.

In response to the Staff’s comment, the Company has revised page 30 of Amendment No.2 to clarify that Mr. Gorman is an affiliate of a broker-dealer, not a broker-dealer himself.

28.	Please revise footnotes 8, 9 and 10 to disclose the natural person who controls the disposition of the shares held by the entities listed in the table.

In response to the Staff’s comment, the Company has revised page 30 of Amendment No.2 to disclose the natural person who controls the disposition of shares held by the entities listed in the table.

Certain Relationships and Related Transactions, page 32

29.	Please state whether and, if so, how, the sale of property by the SGL entities to the company was completed in an arm’s length transaction.

The SGL entities did not sell property to the Company. As disclosed in Amendment No.1 to the SB-2, the SGL entities distributed certain property to Mr. Wilson and to Mr. Gorman. The SGL entities were not controlled by Mr. Wilson or Mr. Gorman, and the distribution was approved by the partners of the partnership. Messrs. Wilson and Gorman were distributed $2.4 million of a total of $9.3 million of land equal to approximately 26% of the partnership interests. Mr. Wilson and Mr. Gorman subsequently sold such interests to the Company.

Financial Statements for the years ended December 31, 2005 and 2004, pages F-2 – F-21

30.

We note your response to comment 58. Despite the fact that during 2004 and 2005 you were engaged in and exploring opportunities to buy and develop land, it appears that through December 31, 2005 you have not produced significant revenue. Please tell us why you should not be considered a development state company in light of the guidance in paragraph 8b of SFAS 7 or revise your document.

Wilson Holdings, Inc. was formed as a result of Plan of Reorganization dated as of September 2, 2005 by and among Wilson Holdings, Inc., Wilson Acquisition Corp., and Wilson Family Communities, Inc. (WFC). WFC was formed as a result of a Plan of Reorganization between Athena Hays LLC and WFC. The Company believes it is not a developmental stage company as of December 31, 2005 for the following reasons:

•	For the year ended December 31, 2003 Athena Hays LLC (i.e. Company’s predecessor) had revenues from sale of land of approximately 3.0 million.
•

Wilson Holdings, Inc. was engaged in the purchase of land during 2005 and entered into rolling options for the purchase of land during 2005. There were five homes which were under construction as of December 31, 2005 on lands owned by the Company.

•

The Company believes that its most important business activity for generating revenues is purchase and development of land, in which the Company was substantially engaged during 2005. There is a time lag between the time the land is purchased and the time the land is developed and sold to other residential builders.

•   Should the Company have concluded that it was a developmental stage company, which the Company does not believe to be true, the Company would have aggregated approximately $ 60,000 of total expenses for 2004, and approximately $1.8 million of total expenses for 2005. The Company does not believe that accounting in accordance with SFAS 7 would have had a material impact on the Company’s presentation of the financial statements should the Company have been considered a developmental stage enterprise.

Note (2) Summary of Significant Accounting Policies, pages F-7 – F-12

(g) Convertible Debt, page F-11

31.

We note that management has concluded that the market price of your stock as quoted on the Over-the-Counter Bulletin Board was not reflective of the actual fair market value of the stock due to insufficient trading and a lack of public information regarding your financial performance. Please provide us with a detailed explanation that describes how management came to this conclusion. Please include a discussion of any information not disclosed to the public which would have a material impact on the market price of your stock.

The Company raised $10 million in convertible debt on December 19, 2005. The conversion price for the convertible notes was a result of negotiations between the Company and the purchasers as to the fair market value of Company's common stock as of December 19, 2005 (100 shares were traded on December 9, 2005 at $4.50). In addition, prior to the consummation of the sale of the convertible debt, the Company was not successful in its efforts to raise equity from outside investors, including those who purchased the convertible notes, at a price per share above or equal to the conversion price of the convertible notes. Therefore,  the Company believes that the conversion price for the convertible debt more accurately reflects the fair market value of the Company's common stock than the trading price during that time period in the Over-The-Counter Bulletin Board.  Additionally, the Company considered the factors detailed below:

  Effective October, 1, 2005, Wilson Family Communities, Inc. became a wholly-owned subsidiary of Wilson Holdings, Inc. (f/k/a Cole Computer Corporation) through the merger of a wholly-owned subsidiary of Wilson Holdings, Inc. with Wilson Family Communities, Inc. As consideration for the above merger, the shareholders of Wilson Family Communities, Inc. were issued approximately 16.9 million shares of the common stock of Wilson Holdings, Inc., leaving approximately 800,000 shares in the hands of the (pre-merger) Wilson Holdings, Inc. stockholders. These approximately 800,000 shares, and these shares only, are available for trade on the Over-the-Counter Bulletin Board under the Company's symbol "WSHD.OB". The approximately 16.9 million shares issued to former stockholders of Wilson Family Communities, Inc are not registered and therefore are not freely tradable. Only approximately 800,000 shares of the approximately 17.7 million shares of common stock outstanding as of March 31, 2006 are currently available for trade on the Over-the-Counter Bulletin Board (i.e. approximately 4.5% of shares outstanding as of March 31, 2006).

  The Company carried out a review of historical trades on its common stock since inception (i.e. October 1, 2005 through December 31, 2006). Based on the review only approximately 13,171 shares of Company's common stock have been traded on the Over-the-Counter-Bulletin Board during the period stated above. Additionally only 300 shares were traded during the month of December 2005. Prices for these trades have varied significantly from approximately $ 2 per share to $ 13 per share and some prices in the higher ranges have represented only a single transaction (i.e. for example there was a trade for one share in December for $ 5 per share).

  Due to the thinly traded history of Company's common stock and the reasons stated above, the Company engaged a valuation firm, Rucci, Bardaro & Barrett PC, for valuation of Company's common stock as of : (i) December 19, 2005 (i.e. the closing date of the convertible debt raised by the Company); (ii) December 31, 2005; and (iii) March 31, 2006 (i.e. for purposes of valuation of the embedded derivatives relating to convertible debt raised by the Company). Based on the valuation carried out by the firm (their consent and a copy of the report is attached to the revised SB-2), the Company concluded that the thin trade history and liquidity discounts are significant and hence the current market value as reflected by trades on the Over-the-Counter Bulletin Board did not reflect the actual fair market value of the Company's common stock.

There is limited trading volume in the Company's common stock, which can cause significant fluctuations in the Company's stock price on trades of very small volume. There are a minimal number of shares that are freely tradable, contributing to this fluctuation.

32.

We note the use of an independent third party valuation to determine the fair value of your common stock. Please revise your document to name the valuation specialists and include a consent from this specialist. Alternatively, you may remove the reference to the third party valuation.

The Company has revised page 38 of the SB-2 to name Rucci, Bardaro & Barrett PC as the firm that completed the independent third party valuation.

Note (4) Investment in Joint Ventures, page F-13

33.

We note your consolidation of certain joint ventures with homebuilders under FIN 46(R). In light of your disclosure that you hold no controlling interests in each of these joint ventures, please tell us why no minority interest has been recognized in the financial statements.

For the year ended December 31, 2005, and for the first quarter ended March 31, 2006 the Company consolidated operations of two homebuilders in accordance with FIN 46(R). The Company does not hold any controlling interest in each of these joint ventures. No minority interest was separately recognized for the year ended December 31, 2005 as the expenses that were consolidated were immaterial (i.e. approximately 39,000 for the year ended December 31, 2005). For the three months ended March 31, 2006 the Company consolidated expenses amounting to approximately $48,000. Due to the net loss incurred by these joint ventures and the lack of personal financial information for these homebuilders the Company has placed a valuation allowance for the entire asset relating to minority interest as of March 31, 2006.

Note (9) Indebtedness, pages F-16 – F-18

34.

Please help us understand how you evaluated each embedded derivative feature within your convertible notes in determining bifurcation was required under paragraph 12 of SFAS 133 and related accounting guidance. As it relates to the Penalty Warrants, please tell us how you considered the guidance in EITF 00-19 in determining that the warrants should be classified as liabilities. Finally, explain your basis for using the Black-Scholes option pricing model to value each of the derivatives.

During December 31, 2005 the Company completed a capital raise of $ 10 million convertible debt. Each note had several features that must be considered for accounting as separate derivative instruments:

•	Each note is convertible into common stock
•	Company can redeem the notes at stated prices.

•	Company must register the underlying conversion shares and keep the registration effective for two years.
•	Company is required to issue penalty warrants to the holders of the debt should they fail to comply with certain stated milestones

The core concept of the accounting for the above derivative financial instruments is covered under EITF 00-19, EITF 05-02, EITF 98-5, EITF 00-27, and EITF 05-04. The following are the accounting issues which need to be addressed:

•	Evaluate whether each contract is either freestanding or embedded – In accordance with EITF 00-19, we believe that each of the above contracts is either freestanding.
•

Classification of each instrument-equity or liability- The notes payable has been classified as liability as the notes mature in 2012. The conversion feature in each of these notes starts at $ 2 per share but is adjustable down to $ 1 per share based upon any recent stock sales of less than $ 2 per share. The debt agreement contains additional standard anti-dilution provisions. Therefore, the conversion feature contract is not “conventional” and is subject to fair value accounting in accordance with SFAS 133. The existing of the obligation to keep the shares registered makes the Beneficial Conversion Feature a liability. The redemption feature on these notes is considered an embedded derivative asset and the fair value of this contract is considered immaterial. The penalty warrants will be issued in 25% increments based upon failure to achieve certain goals. The first goal is a filing of a registration statement which was met and the subsequent goals are measured by acceptance of this registration statement by the Securities and Exchange Commission by various dates. However, one of the remedies under the registration rights agreement is the issuance of all of the warrants. The Company has accounted for all the penalty warrants under the assumption that all the penalty warrants will need to be issued to note holders. These warrants are classified as liabilities as the underlying shares have registration rights requirement. Lastly, the existence of registration rights requirement requires the derivative financial instruments to be classified as liabilities.

•	Accounting for convertible debt- The Company has accounted for the above convertible notes in accordance with EITF 05-02.
•

Valuation of any Beneficial conversion feature (BCF)- The BCF was valued using the Black-Scholes Model and the Binomial Model using substantially the same assumptions. Under both scenarios, the BCF was valued in the range of $ 0.87 per share to 0.96 per share resulting in a total BCF of approximately $ 4.4 million. The value of this single, compound embedded derivative instrument was bifurcated from the debt host contract and has been recorded as a derivative liability. The penalty warrants were valued using the Black-Scholes Model.

•

Accounting for a registration rights agreement-The existence of this agreement requires the accounting for derivative financial instruments as liabilities. As each of the contracts are to be settled in stock that must be registered, and the registration is not in the control of the Company, it is presumed that the instruments may be settled in cash if there is a failure to register.

Undertaking, II-3

35.	Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

In response the Staff’s comment, the Company has revised page II-3 of Amendment No.2 to include the above-referenced undertaking.

Please refer any further questions or comments to the undersigned at (512) 320-9278.

Very truly yours,

/s/ Erik S. Romberg

Erik S. Romberg

cc:	Matt Maulbeck [Staff]
Daniel Gordon [Staff]
Charito A. Mittelman [Staff]
Clark Wilson
Daniel Allen
Arun Khurana
Don Turner
Tom Wilkinson

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